SHIN SATELLITE

06012192

March 21, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 018/2006**
  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2006
  Date: March 21, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

THAICOM
Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Summary Translation Letter
To the Stock Exchange of Thailand
March 21, 2006

SSA-CP 018/2006

March 21, 2006

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2006

To: The President
The Stock Exchange of Thailand

As Shin Satellite Public Company Limited (the "Company") has convened the Board of Directors' Meeting No. 3/2006 on March 21, 2006 at the Thaicom meeting room 3, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company wishes to inform you of the resolutions of the Board of Directors' Meeting as follows:

Approving the Minutes of the Board of Directors' Meeting No.2 /2006 held on February 27, 2006.

2. Approving the increase of the Company's capital to reserve for the adjustment of rights of holders of warrants under ESOP: Grant 1, 2, 3 and 4, totaling 767,000 newly issued ordinary shares, resulting in

   2.1 the number of shares from the increase in the Company's registered capital approved by the Board of Directors' Meeting No.2/2006 increased from 10,058,800 shares to 10,825,800 shares ;

   2.2 the Company's registered capital increased from Baht 5,606,282,500 to Baht 5,660,411,500 (Please see the Capital Increase Report Form attached)

3. Approving the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the increase of the Company's registered capital, which would be amended to read as follows:

"Clause 4.

the registered capital	5,660,411,500 Baht
divided into	1,132,082,300 Shares
at par value per shares of	5 Baht
Consisting of ordinary shares of:	1,132,082,300 Shares
and	
Preferred shares of:	- Shares

Approving the allocation of newly issued ordinary shares to the number of 10,825,800 shares at the par value per share of Baht 5 (Five Baht) as reserves for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP No. 5 and for the adjustment of rights of holders of warrants under ESOP : Grant 1, 2, 3 and 4 as follows:

4.1 10,058,800 newly issued ordinary shares will be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP No. 5.

4.2 767,000 newly issued ordinary shares will be reserved for the adjustment of rights of holders of warrants under ESOP : Grant 1, 2, 3 and 4.

whereby the Board of Directors or any other person(s) designated by the Board or Executive Committee shall have power to consider the number, price, duration for subscription, procedures, and any other details in relation to the issuance and offer for sale of such shares including to request any approval from the relevant authorities.

5. Approving the changes in the agenda of the Annual General Meeting of Shareholders for the year 2006 as follows:

Agenda Item 10	To consider and approve the increase of the Company's registered capitals from Baht 5,606,282,500 to Baht 5,660,411,500 by issuing 10,825,800 news ordinary shares at par value of Baht 5/each totalling Baht 54,129,000 ;
Agenda Item 11	To consider and approve the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with increase of the Company's capital;
Agenda Item 12	To consider and approve the allocation of newly issued ordinary shares, to the amount of 10,825,800 shares at the par value per share of Baht 5(Five Baht) as per the following details;

- 10,058,800 newly issued ordinary shares will be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP No.5

- 767,000 newly issued ordinary shares will be reserved for the adjustment of the rights of holders of warrants under ESOP: Grant 1, 2, 3 and 4.

6. Approving the amendments to the Company's corporate governance policy to raise the level of good corporate governance in line with the Stock Exchange of Thailand's regulations.

7. Approving the information to be disclosed in the Company's Form 56-1 for 2005.

8. Approving the Management Contract with Shin Corporation Plc. for a period of two years having the value of approximately Baht 50,000,000 which is a connected transaction under the Notification of SET as Shin Corporation Plc. is a major shareholder of the Company, the details of which is as follows:

Date of the Transaction	:	Within March 2006
Involving Party	:	
Employer		Shin Satellite Public Company Limited
Contractor		Shin Corporation Public Company Limited (SHIN)
Relationship with Listed Company	:	SHIN is a major shareholder of the Company with 41.34 percent shareholding in the Company.
Nature of the Transaction	:	The Company agrees to enter into consultant and

		management service agreement with SHIN as per the following details: • administrating and managing general business, and providing consultations and recommendations, including managing personals and specialists • managing finance, several credit facilities amounts, and risks relating to interest and foreign exchange rates
Term of Service	:	January 1, 2006 – December 31, 2007 or 2 years in total
Total Consideration Value	:	Approximately Baht 50 million (for term of 2 years) exclusive of financial management fee as actually payable
Terms of Payment	:	On a monthly basis
Criteria in Calculating Service fees	:	• The administrating and managing fees will be in accordance with the standard accepted by leading international companies. • The financial management fee will be calculated as actually payable by comparing with the market rate.
Connected Transaction and Conditions of Transaction	:	It is a transaction pursuant to the Notification of the Stock Exchange of Thailand, Re: Rules and Procedures and Disclosure of Connected Transaction of Listed Company, having the transaction value more than 0.03 percent but less than 3 percent of the Company's net tangible assets as of December 31, 2005 whereby the Company has to request an approval in relation to the volume of transaction from the Board of Directors and inform the Stock Exchange of Thailand.
The Recommendation of Audit Committee and the Board		The Board of Directors has considered that the fees and benefits of this transaction are appropriate. The directors who have a conflict of interests did not attend the meeting or have any voting rights.